UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

April 19, 2005

AKZO NOBEL N.V.
(Translation of registrant's name into English)

76, Velperweg, 6824 BM Arnhem, the Netherlands
(Address of principal executive offices)

0 - 017444
(Commission file number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of
1934 the registrant has duly caused this report to be signed on its behalf of the undersigned, thereto duly authorized.

Akzo Nobel N.V.

Name :	F.H. Hensel	Name :	J.J.M. Derckx
Title :	Senior Vice President Finance	Title :	Director Corporate Control

Dated : April 19, 2005

Report for the 1st quarter of 2005

Key Figures

Millions of euros (EUR)	1st quarter

	2005	2004	%

Net income	287	133		116
– per share, in EUR	1.00	0.47

Revenues
Organon	576	591		(3)
Intervet	262	258		2
Coatings	1,241	1,237		–
Chemicals, ongoing operations	957	913		5
Other	5	(38)

Akzo Nobel, ongoing operations	3,041	2,961		3
Chemicals, divested activities		208

Total	3,041	3,169		(4)

Operating income (EBIT)
Organon	236	68		247
Intervet	53	43		23
Coatings	62	84		(26)
Chemicals, ongoing operations	97	85		14
Other	(29)	(40)

Akzo Nobel, ongoing operations	419	240		75
Chemicals, divested activities		16

Total	419	256		64

EBIT margin, in %	13.8	8.1

Number of employees	61,080	61,450	[1]
		64,320	[2]

Net income – more than double last year

•	Organon – successful margin protection; boosted by Risperdal® deal
•	Intervet – solid performance
•	Coatings – impacted by raw material prices
•	Chemicals – strong performance improvement continued
•	Strong financial position
•	Outlook unchanged

[1]	At December 31.
[2]	At March 31.

Report for the 1st quarter of 2005

The report for the 2nd quarter of 2005 will be published on July 20, 2005.

Note
The data in this report are unaudited.

Revenues consist of sales of goods and services, and royalty income.

Autonomous growth is defined as the change in revenues attributable to changed volumes and selling prices. It excludes currency, acquisition, and divestment effects.

Operational performance is defined as the change in operating income excluding effects from currency translation, divestments, and changes in pension charges, and one-off items.

One-off items are the special benefits, restructuring and impairment charges, charges related to legal and antitrust cases, and results on divestments.

EBIT margin, formerly called return on sales, is operating income (EBIT) as percentage of revenues.

Safe Harbor Statement*
This report contains statements which address such key issues as Akzo Nobel’s growth strategy, future financial results, market positions, product development, pharmaceutical products in the pipeline, and product approvals. Such statements, including but not limited to the “Outlook”, should be carefully considered, and it should be understood that many factors could cause forecasted and actual results to differ from these statements. These factors include, but are not limited to price fluctuations, currency fluctuations, developments in raw material and personnel costs, pensions, physical and environmental risks, legal issues, and legislative, fiscal, and other regulatory measures. Stated competitive positions are based on management estimates supported by information provided by specialized external agencies. These factors also include changes in regulations or interpretations related to the implementation and reporting under IFRS, decisions to apply a different option of presentation permitted by IFRS, and various other factors related to the implementation of IFRS, including the implementation of IAS 32 and 39 for financial instruments. For a more complete discussion of the risk factors affecting our business please see our Annual Report on Form 20-F filed with the United States Securities and Exchange Commission, a copy of which can be found on the Company’s website www.akzonobel.com.

* Pursuant to the U.S. Private Securities Litigation Reform Act 1995.

Report for the 1st quarter of 2005

C O N D E N S E D C O N S O L I D A T E D S T A T E M E N T O F I N C O M E
Millions of euros	1st quarter

	2005	2004	%

Revenues	3,041	3,169	(4)
Operating costs	(2,767)	(2,888)
Special benefits	149	44
Results on divestments	2
Restructuring and impairment charges	(5)	(46)
Charges related to legal and antitrust cases	(1)	(23)

Operating income (EBIT)	419	256	64
Financing charges	(32)	(38)

Operating income less financing charges	387	218
Taxes	(105)	(83)

Earnings of consolidated companies, after taxes	282	135	109
Earnings from nonconsolidated companies	13	6

Earnings before minority interest	295	141
Minority interest	(8)	(8)

Net income	287	133	116

EBIT margin, in %	13.8	8.1
Interest coverage	13.1	6.7

Net income per share, in EUR
– basic	1.00	0.47
– diluted	1.00	0.46

EBITDA	556	406	37

Capital expenditures	109	107
Depreciation	130	144

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Report for the 1st quarter of 2005

Introductory remarks
The figures in this report are based on International Financial Reporting Standards (IFRS). The 2004 comparative figures have been restated accordingly. See page 18 for further information on this change in accounting principles when compared to last year’s first-quarter reporting. That page also provides information on the effect of the adoption of IAS 32 and 39 for financial instruments per January 1, 2005. The nonrecurring items the Company used to report until 2004 are now included in the operational results.

Pharma’s figures are broken down into Organon and Intervet. Organon figures include the former Diosynth business unit, producer of active pharmaceutical and biotechnological ingredients. Nobilon (human vaccines) is included in Other. Nobilas (accident management services) has been transferred from Coatings to Other. The Catalysts, Phosphorus Chemicals, and Coating Resins activities divested during 2004 have been separated out of the Chemicals figures.

Net income – more than double last year
Net income rose 116% to EUR 287 million. Earnings per share were EUR 1.00 (2004: EUR 0.47). Organon posted a pretax special benefit of EUR 149 million from the termination of the Risperdal® copromotion. Intervet did clearly better than last year, while Chemicals also achieved substantial earnings growth, which more than offset the loss of the earnings from the operations divested in 2004. Coatings’ results are under pressure from increased raw material prices.

Revenues – autonomous growth 3%
Revenues of EUR 3.0 billion of the ongoing operations were up 3% on last year, mainly attributable to the autonomous growth of 3%. Prices increased 2% and volumes were 1% higher. To provide coverage for increased raw material prices, Coatings raised its prices by 4% on last year. Revenues developed as follows:

				Currency	Acquisitions/
In %	Total	Volume	Price	translation	divestments

Organon	(3)	(2)	–	(1)
Intervet	2	1	2	(1)
Coatings	–	(3)	4	(1)	–
Chemicals, ongoing	5	3	3	(1)	–

Akzo Nobel	(4)	1	2	(1)	(6)[1]

1 Includes the effect of the Chemicals businesses divested in 2004.

Operating income – up 64%
Operating income rose 64% to EUR 419 million. The EBIT margin was 13.8%, against 8.1% in the first quarter of 2004. Organon profited from the termination of the Risperdal® copromotion on top of slightly higher operational results. Intervet achieved 3% autonomous growth and reaped the benefits from cost savings. Coatings’ results are under pressure from the higher raw material prices. The ongoing Chemicals activities benefited from 6% autonomous growth and cost savings. Excluding one-off items and divestments, operating income improved slightly to EUR 274 million.

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Report for the 1st quarter of 2005

Earnings developed as follows:

		Change from 1st quarter of 2004

	Operating
	income for						Lower
	1st quarter		Operational	One-off		Currency	pension
Millions of euros	of 2005	Total	performance	items[1]	Divestments	translation	charges

Organon	236	168	6	159		1	2
Intervet	53	10	9			–	1
Coatings	62	(22)	(33)	8		–	3
Chemicals, ongoing	97	12	12	(2)		(1)	3
Chemicals, divested		(16)			(16)
Other[2]	(29)	11	3	5		–	3

Akzo Nobel	419	163	(3)	170	(16)	–	12

[1]	One-off items are the special benefits, restructuring and impairment charges, charges related to legal and antitrust cases, and results on divestments.
[2]	“Other” mainly comprises pension costs related to former employees of divested operations as well as the results of the (intermediate) holding companies, the captive insurance companies, Nobilon, and Nobilas.

Financing charges went down from EUR 38 million to EUR 32 million as a result of reduced net borrowings. Interest coverage in the first quarter was 13.1 (2004: 6.7).

The income tax charge in the first quarter of 2005 was 27%, compared with 38% in 2004. This decrease mainly relates to the low tax charge on the benefit from the Risperdal® settlement. As a consequence of IFRS tax accounting rules, the income tax charge in our accounts will be more volatile. The longer-term tax rate would be an average percentage in the lower thirties range.

Earnings from nonconsolidated companies rose from EUR 6 million to EUR 13 million in 2005, mainly attributable to improved earnings from Flexsys.

Outlook unchanged
We confirm our earlier expressed aspiration to achieve a full-year net income within the range of 2004, which was some EUR 800 million on an IFRS-basis. This outlook is based on our current portfolio and it excludes restructuring and impairment charges, charges related to legal and antitrust cases, and results on divestments.

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Report for the 1st quarter of 2005

Organon – successful margin protection; boosted by Risperdal® deal

Millions of euros	1st quarter

	2005	2004	%

Revenues	576	591		(3)

Operating income (EBIT)	236	68		247
EBIT margin, in %	41.0	11.5

S&D expenses as % of revenues	31.9	34.0
R&D expenses as % of revenues	16.3	17.1

EBITDA	266	99		169

Capital expenditures	15	28

Invested capital	1,742	1,628	[1]

Number of employees	14,140	14,090	[1]

1 At December 31.

•	Revenues decline bottoming out
•	Termination Risperdal® copromotion – EUR 149 million special benefit
•	Cost savings contributing
•	NuvaRing® – steadily expanding
•	Remeron® – gradually declining outside United States
•	Infertility products – renewed growth
•	Livial® – remaining under pressure
•	Pharmaceutical ingredients – still struggling with overcapacity

Note: Organon figures now also include the results of the former Diosynth business unit, producer of active pharmaceutical and biotechnological ingredients.

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Report for the 1st quarter of 2005

As expected, revenues of Organon (human healthcare products) in the first quarter of EUR 0.6 billion were only slightly down on last year. Volumes were down 2% and a 1% negative effect was exerted by weaker currencies.

Operating income rose from EUR 68 million to EUR 236 million. EBIT margin was 41.0% (2004: 11.5%). Included in the 2005 first-quarter figure is the special benefit of EUR 149 million from the termination of the Risperdal® copromotion. In the first quarter of 2004, Organon received EUR 44 million for the Arixtra® transfer and the marketing license for Remeron® in Germany. In addition, 2004 operating income included charges of EUR 56 million (2005: EUR 2 million) for the closure of the West Orange site and the settlement of part of the Remeron® cases. Excluding all these one-off items, Organon's operating income improved on last year, with margins also being higher. Organon’s R&D expenditures were somewhat lower at 16.3% of revenues but are expected to increase in the quarters to come.

The main products developed as follows:

Millions of euros	Sales

		Autonomous growth, %
	1st quarter
	2005	on Q-1 2004	on Q-4 2004

Contraceptives	132	6	–
–of which NuvaRing®	25	70	8
Puregon®/Follistim®	83	28	7
Remeron® outside U.S.	66	(24)	(8)
Livial®	35	(10)	(14)
Pharmaceutical ingredients	53	(1)	14

Sales of NuvaRing® (contraceptive ring) are steadily expanding. Remeron® and Remeron® SolTab® sales outside the United States are gradually declining. Sales of Puregon®/Follistim® are recovering from the drop in 2004. Follistim recently obtained regulatory approval in Japan. Livial® sales continue to be impacted by the ongoing discussions around the results of studies on hormone therapies. Sales of muscle relaxants are under pressure from generic competition.

At the end of March, Organon and Johnson & Johnson mutually agreed to end their copromotion with regard to the antipsychotic drug Risperdal® and replaced it with a financial agreement. The need for this new agreement has arisen as a result of Organon’s development of its own antipsychotic products, notably asenapine through an alliance with Pfizer. The new agreement has no material impact on Organon’s future royalty income. Upfront payments were concluded of EUR 125 million upon signing and EUR 25 million in January 2006. Including discounting effects, this resulted in the special benefit of EUR 149 million.

Capital expenditures were almost halved to EUR 15 million, which is 53% of depreciation.

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Report for the 1st quarter of 2005

Intervet – solid performance

Millions of euros	1st quarter

	2005	2004	%

Revenues	262	258		2

Operating income (EBIT)	53	43		23
EBIT margin, in %	20.2	16.7

S&D expenses as % of revenues	23.1	25.0
R&D expenses as % of revenues	10.7	11.6

EBITDA	66	55		20

Capital expenditures	13	12

Invested capital	878	798	[1]

Number of employees	5,270	5,270	[1]

1 At December 31.

•	Revenues up – 3% autonomous growth
•	EBIT margin of 20.2%
•	Benefiting from cost savings
•	Performance improvement in manufacturing
•	Successful product launches in U.S. companion-animal market

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Report for the 1st quarter of 2005

Revenues of Intervet (animal healthcare products) were up 2% to EUR 262 million. Autonomous growth of 3% was partially offset by a negative currency translation effect of 1%. Intervet further expanded its already strong market position in Europe, growing 4%. In the United States, the PrestigeTM line (equine vaccines) was successfully reintroduced and regulatory approval was obtained for ContinuumTM DAP, a canine vaccine. These positive developments in the companion animal market were instrumental in compensating the impact from the weaker U.S. dollar. Boosted by substantial growth in Brazil, sales in Latin America rose 7%. Lower sales in the Asian region due to avian influenza were offset by strong sales gains in Oceania.

Intervet’s operating income increased by 23% to EUR 53 million, attributable to the autonomous revenues growth and to cost savings throughout the business unit. The EBIT margin improved from 16.7% to 20.2%. Intervet is actively pursuing cost savings and efficiency improvements, as is also reflected in the lower S&D and R&D expenses in percent of revenues. Significant performance improvement was realized in manufacturing. Consolidation efforts and yield improvement programs are paying off and resulted in 3% lower cost of goods when compared to same period last year. Also, the new IT system (SAP) has been successfully implemented in the United States. During 2005 and early 2006, the system will be rolled out to all six major European production sites. The aim is to optimize production planning and logistical performance by improved management information systems.

Capital expenditures rose from EUR 12 million to EUR 13 million, which is 127% of depreciation.

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Report for the 1st quarter of 2005

Coatings – impacted by raw material prices

Millions of euros	1st quarter

	2005	2004	%

Revenues
Decorative Coatings	442	432
Industrial activities	387	373
Marine & Protective Coatings	226	219
Car Refinishes	209	221
Intragroup revenues/other	(23)	(8)

Total	1,241	1,237		–

Operating income (EBIT)	62	84		(26)
EBIT margin, in %	5.0	6.8

EBITDA	94	115		(18)

Capital expenditures	18	21

Invested capital	2,222	2,067	[1]

Number of employees	28,600	28,860	[1]

1 At December 31.

•	Autonomous growth 1% – prices up 4%, volumes down 3%
•	Steep increase of raw material prices
•	Marine & Protective Coatings – continuous good performance
•	Decorative Coatings – slow market conditions in Europe; rest of world doing better
•	Industrial activities – margins under pressure
•	Alpha® Tacto launched – the world’s first “magic touch” paint

Note: Nobilas, accident management services, has been transferred from Coatings to Other. The 2004 figures have been adjusted accordingly.

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Report for the 1st quarter of 2005

Coatings revenues of EUR 1.2 billion were virtually unchanged from the previous year. Autonomous revenues growth was 1%. Selling prices were up 4% to provide partial coverage for the increased raw material prices. However, volumes were down 3%, mainly affecting Decorative Coatings in Europe, Powder Coatings, and Car Refinishes. The negative currency impact was 1%. Acquisitions and divestments on balance had no effect.

Operating income fell 26% to EUR 62 million. The EBIT margin was 5.0% (2004: 6.8%). Earnings of all business units are under pressure from steeply increasing raw material prices. Although selling price increases are actively pursued–so far prices have been raised by 4%–this has not yet provided adequate coverage for the increased costs. Cost-saving programs resulted in a workforce reduction of 220 in the first quarter of 2005.

The decorative coatings activities in Western Europe were under pressure from weak economic circumstances, unfavorable weather conditions, and the early Easter holiday in March. In other areas, especially in Turkey, the business unit is doing better. Margins of the industrial activities were under pressure from higher raw material prices and competition. Marine & Protective Coatings continues its good performance.

Capital expenditures were reduced to EUR 18 million, which is 57% of depreciation.

In March 2005, the Company announced that it has developed a sensorial, textile-effect paint which can reproduce the look and feel of suede, leather, or woven fabric. Known as Alpha® Tacto, it is the world’s first decorative paint product capable of providing two distinct effects, depending on how it is applied to the wall. Marketed under the Sikkens® brand name, Alpha Tacto introduces a multisensory element into the whole concept of interior design, because the unique product is not just visually attractive–producing a cloudy, or leather effect finish–but touching or stroking it also gives the same tactile, soft touch sensation which is typical of fabric.

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Report for the 1st quarter of 2005

Chemicals – strong performance improvement continued

Millions of euros	1st quarter

	2005	2004	%

Revenues
Pulp & Paper Chemicals	240	237
Surface Chemistry	212	218
Functional Chemicals	159	156
Base Chemicals	154	135
Polymer Chemicals	122	120
Salt	85	73
Energy	48	43
Intragroup revenues/other	(63)	(69)

Total	957	913		5

Operating income (EBIT)	97	85		14
EBIT margin, in %	10.1	9.3

EBITDA	157	145		8

Capital expenditures	62	41

Invested capital	2,270	2,048	[1]

Number of employees	11,760	11,890	[1]

1 At December 31.

•	Autonomous growth of 6%
•	Cost saving programs clearly paying off
•	Pressure from raw material and energy prices
•	Base Chemicals and Salt – significantly up
•	New organization in place as of April 1, 2005
•	2005 divestment program – on track

Note: all figures and comments concern the ongoing operations of Chemicals.

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Report for the 1st quarter of 2005

First-quarter revenues of Chemicals were EUR 1.0 billion, 5% up on last year. This was mainly attributable to 6% autonomous growth, with volumes and prices 3% higher each. Currency translation had a negative effect of 1%.

Operating income rose 14% to EUR 97 million. EBIT margin was 10.1% (2004: 9.3%). The Chemicals activities benefited from the autonomous growth achieved and cost savings, which more than offset the impact from higher raw material and energy prices.

Base Chemicals did substantially better than last year, when it was affected by weak caustic prices and maintenance stops. Earnings of Salt were boosted by the deicing salt activities as a result of the favorable winter weather.

Continued restructuring programs resulted in a workforce reduction in the first quarter of 130.

Capital expenditures, including major projects in the Netherlands and Brazil, were significantly higher at EUR 62 million, which is 107% of depreciation.

In February 2005, we announced that we would streamline the Chemicals portfolio in order to competitively realign the business for growth, profitability, and leadership positions in selected markets. These efforts will result in a smaller portfolio that is stronger, creates more value, and is better structured to meet our financial expectations. The Chemicals activities will be concentrated in five business units: Pulp & Paper Chemicals, Polymer Chemicals, Surfactants, Functional Chemicals, and Base Chemicals (the latter will comprise the Chlor-Alkali, Electrolysis Salt, and Energy businesses). This new structure has been in place as from April 1, 2005.

In addition, the Company announced that it intends to divest certain activities, which represent a total of around EUR 700 million in revenues. The processes to prepare for these divestments are on track.

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Report for the 1st quarter of 2005

C O N D E N S E D C O N S O L I D A T E D S T A T E M E N T O F C A S H F L O W S
Millions of euros	1st quarter

	2005		2004

Earnings before minority interest	295		141
Depreciation and amortization	137		150

Cash flow	432		291

Changes in working capital	(345)		(219)
Impairments	2		24
Changes in provisions, deferred tax assets, and nonconsolidated companies	(32)		(112)
Other changes	(4)		9

Net cash provided by/(used for) operations		53		(7)

Capital expenditures	(109)		(107)
Acquisitions	(20)		(16)
Other changes	4		5

Net cash used for investing activities		(125)		(118)
Dividends paid		(5)		(2)

Funds balance		(77)		(127)

Net cash generated by/(used for) financing activities		58		(100)
Effect of exchange rate changes on cash and cash equivalents		10		8

Change in cash and cash equivalents		(9)		(219)

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Report for the 1st quarter of 2005

Operational cash flow and funds balance improved
The first-quarter funds balance was EUR 77 million negative (2004: EUR 127 million negative).

Cash flow from operations in 2005 was an inflow of EUR 53 million, compared with an outflow of EUR 7 million in the first quarter of 2004. The proceeds from improved profitability and lower payments from provisions were partially offset by the higher seasonal increase of working capital. The latter also includes the impact from steeply increased raw material prices, taxes paid during the first quarter, and the EUR 25 million receivable from Johnson & Johnson for the termination of the Risperdal® copromotion.

Capital expenditures increased slightly to EUR 109 million (2004: EUR 107 million), which is 84% of depreciation.

Net cash generated by financing activities predominantly was the effect of the termination of a currency swap1.

Workforce – down 380 from restructurings
At the end of the first quarter of 2005, the Company had 61,080 employees, compared with 61,450 at year-end 2004 and 64,320 at March 31, 2004. Cost saving measures at Coatings and Chemicals caused a decrease of 380 in the first quarter of 2005. Developments were as follows:

	March 31,		Other	December 31,
	2005	Restructurings	changes	2004

Organon	14,140	–	50	14,090
Intervet	5,270	–	–	5,270
Coatings	28,600	(220)	(40)	28,860
Chemicals	11,760	(130)	–	11,890
Other	1,310	(30)	–	1,340

Akzo Nobel	61,080	(380)	10	61,450

[1]	In January 2005, the Company terminated a currency swap contract whereby EUR 250 million floating-rate EURIBOR-related liabilities were swapped into USD 223 million LIBOR-related liabilities, generating EUR 78 million in cash proceeds. This swap was part of an interest rate currency swap whereby euro denominated fixed rate liabilities were swapped into floating rate U.S. dollar denominated liabilities.

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Report for the 1st quarter of 2005

C O N D E N S E D C O N S O L I D A T E D B A L A N C E S H E E T

		January 1,
	March 31,	2005; incl.	December 31,
Millions of euros	2005	IAS 32 and 39	2004

Intangible assets	467	448	448
Property, plant and equipment	3,578	3,535	3,535
Deferred tax assets	782	778	784
Other financial noncurrent assets	803	883	624

Inventories	2,057	1,978	1,978
Receivables	3,038	2,791	2,761
Cash and cash equivalents	1,802	1,812	1,811

Total	12,527	12,225	11,941

Akzo Nobel N.V. shareholders' equity	2,969	2,638	2,626
Minority interest	141	140	140

Equity	3,110	2,778	2,766

Provisions	3,617	3,613	3,608
Deferred income	49	56	56
Long-term borrowings	3,039	2,983	2,694
Short-term borrowings	252	258	258
Current liabilities	2,460	2,537	2,559

Total	12,527	12,225	11,941

Gearing	0.48	0.51	0.41

Invested capital	7,940	7,559	7,254

Shareholders’ equity per share,
in EUR	10.39	9.23	9.19
Number of shares outstanding,
in millions	285.8	285.8	285.8

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Report for the 1st quarter of 2005

C H A N G E S I N E Q U I T Y

	Share-
	holders’	Minority
Millions of euros	equity	interest	Equity

Balance at December 31, 2004	2,626	140	2,766
Adoption of IAS 32 and 39 for financial instruments	12		12
Income	287	8	295
Dividends		(5)	(5)
Share-based payments	1		1
Changes in exchange rates	43	5	48
Changes in minority interest
in subsidiaries		(7)	(7)

Balance at March 31, 2005	2,969	141	3,110

Strong financial position
Invested capital at March 31, 2005, amounted to EUR 7.9 billion, EUR 0.4 billion higher than at January 1, 2005, mainly due to the seasonal increase of working capital and currency translation effects.

Equity rose EUR 0.3 billion, mainly as a result of first-quarter income.

Net interest-bearing borrowings rose EUR 0.1 billion, principally due to the negative funds balance.

Gearing improved to 0.48 (January 1, 2005: 0.51).

Arnhem, April 19, 2005	The Board of Management

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Report for the 1st quarter of 2005

Implementation of International Financial Reporting Standards
The figures in this report are based on International Accounting Standards (IAS), International Financial Reporting Standards (IFRS), and Interpretations, hereafter all called IFRS. As a consequence, the 2004 comparative figures have been restated accordingly. For the accounting policies applied in this report see the document “Summary of Significant Accounting Policies”, which can be found on the Company’s website.

In summary, the impact of IFRS on the Company’s accounts is a decline in shareholders’ equity, at December 31, 2004, of EUR 410 million. On balance, net income for the first quarter of 2004 remained unchanged. All this is mainly attributable to the differences in the method of accounting under IFRS for pensions and other postretirement benefits, the recognition of deferred taxes on intercompany profit, the recognition of the payment received from Pfizer for the asenapine cooperation, and the recognition of goodwill. For the most part, the changed accounting is a matter of timing of the recognition of assets, liabilities, and related results.

The reconciliation of shareholders’ equity at December 31, 2004, and of net income for the first quarter of 2004 is as follows:

Millions of euros	Shareholders’ equity at December 31, 2004	Net income for the 1st quarter of 2004

Figure based on NL GAAP	3,036	133
Pensions and other postretirement benefits	(425)	14
Deferred taxes on intercompany profit	33	(14)
Termination of goodwill amortization	19	5
Pfizer payment	(45)	7
Discounting of provisions	20	(5)
Other long-term employee benefits	(8)	–
Share-based payments	(10)	–
Restructuring provisions	–	(6)
Other	6	(1)

Figure based on IFRS	2,626	133

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Report for the 1st quarter of 2005

In addition, until 2004, the Company separately reported so-called nonrecurring items. These related to income and expenses resulting from normal business operations, which, because of their size or nature, are disclosed separately for a better understanding of the underlying result for the period. IFRS does not allow this concept. Therefore, the Company will not report IFRS earnings figures excluding nonrecurring items on the face of the statement of income. However, for better insight into the Company’s earnings development, the most important elements of nonrecurring items will now be reported on separate lines within operating income in the statement of income.

The Company used to report royalty income under “Other results” in the statement of income. Under IFRS, royalty income is reclassified to “Revenues”. Also proceeds for certain services rendered by the Company, which used to be deducted from cost lines in the statement of income, have now been reclassified to “Revenues”.

IFRS as applied for the restated figures of 2004 do not include standards IAS 32 and 39 for financial instruments. The Company has opted for the transition provision of IFRS 1 to apply these standards as from January 1, 2005. The after-tax effect of the implementation of IAS 32 and 39 on January 1, 2005, on balance, is a credit to shareholders’ equity of EUR 12 million1. The balance sheet per January 1, 2005 including IAS 32 and 39 on page 16 provides more information on the effect of the adoption of these standards.

For a detailed explanation of the impact of IFRS on the Company’s financial statements see the report “IFRS-based reporting for 2004 & implementation of IAS 32 and 39”, which can be found on the Company’s website. This is an updated version of the report “IFRS-based reporting for 2004” published on April 7, 2005. Besides a discussion on the implementation of IAS 32 and 39, in this report some changes are included compared to the earlier published IFRS-based information for 2004. This concerns the allocation of the former nonrecurring items to line items in the statement of income and to the groups in the segment reporting. Total operating income and net income did not change.

[1]	It should be noted that the impact of the adoption of IAS 32 and 39 has been determined to the best of our present knowledge. The recognition of financial instruments is a very complex matter. As a consequence, our views and position could be subject to change.

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Report for the 1st quarter of 2005

Additional Information The explanatory sheets used by the CFO during the press conference can be viewed on Akzo Nobel’s Internet site at: www.akzonobel.com/news/presentations.asp	Akzo Nobel N.V. Velperweg 76 P.O. Box 9300 6800 SB Arnhem The Netherlands
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